UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. )*

Cabaletta Bio, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

12674W109
(CUSIP Number)

October 20, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]          Rule 13d-1(b)

[x]          Rule 13d-1(c)

[ ]          Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.	12674W109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare Master Fund, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 845,576 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 845,576 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 845,576 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.30% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	12674W109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Global Healthcare GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 845,576 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 845,576 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 845,576 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 3.30% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	12674W109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare Fund II, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,154,424 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,154,424 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,424 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.51% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	12674W109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Private Healthcare GP II, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 1,154,424 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 1,154,424 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 1,154,424 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 4.51% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

CUSIP NO.	12674W109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cormorant Asset Management, LP
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,000,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,000,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 7.81% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Partnership)

CUSIP NO.	12674W109

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Bihua Chen
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 2,000,000 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 2,000,000 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,000,000 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 7.81% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN (Individual)

CUSIP NO.	12674W109

Item 1.

(a)	Name of Issuer
Cabaletta Bio, Inc.
(b)	Address of Issuer’s Principal Executive Offices
2929 Arch Street, Suite 600, Philadelphia, PA 19104

Item 2.

(a)	Name of Person Filing

Cormorant Global Healthcare Master Fund, LP
Cormorant Global Healthcare GP, LLC
Cormorant Private Healthcare Fund II, LP
Cormorant Private Healthcare GP II, LLC
Cormorant Asset Management, LP
Bihua Chen

(b)	Address of Principal Business Office or, if none, Residence
200 Clarendon Street, 52nd Floor Boston, MA 02116
(c)	Citizenship

Cormorant Global Healthcare Master Fund, LP - Cayman Islands
Cormorant Global Healthcare GP, LLC - Delaware
Cormorant Private Healthcare Fund II, LP - Delaware
Cormorant Private Healthcare GP II, LLC - Delaware
Cormorant Asset Management, LP - Delaware
Bihua Chen - United States

(d)	Title of Class of Securities
Common Stock
(e)	CUSIP Number
12674W109

CUSIP NO.	12674W109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount Beneficially Owned***

Cormorant Global Healthcare Master Fund, LP – 845,576 shares
Cormorant Global Healthcare GP, LLC – 845,576 shares
Cormorant Private Healthcare Fund II, LP – 1,154,424 shares
Cormorant Private Healthcare GP II, LLC – 1,154,424 shares
Cormorant Asset Management, LP – 2,000,000 shares
Bihua Chen – 2,000,000 shares

(b)	Percent of Class

Cormorant Global Healthcare Master Fund, LP – 3.30%
Cormorant Global Healthcare GP, LLC – 3.30%
Cormorant Private Healthcare Fund II, LP – 4.51%
Cormorant Private Healthcare GP II, LLC – 4.51%
Cormorant Asset Management, LP – 7.81%
Bihua Chen – 7.81%

CUSIP NO.	12674W109

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP - 0 shares
Cormorant Global Healthcare GP, LLC - 0 shares
Cormorant Private Healthcare Fund II, LP – 0 shares
Cormorant Private Healthcare GP II, LLC – 0 shares
Cormorant Asset Management, LP - 0 shares
Bihua Chen - 0 shares

	(ii)	shared power to vote or to direct the vote

Cormorant Global Healthcare Master Fund, LP – 845,576 shares
Cormorant Global Healthcare GP, LLC – 845,576 shares
Cormorant Private Healthcare Fund II, LP – 1,154,424 shares
Cormorant Private Healthcare GP II, LLC – 1,154,424 shares
Cormorant Asset Management, LP – 2,000,000 shares
Bihua Chen – 2,000,000 shares

	(iii)	sole power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP - 0 shares
Cormorant Global Healthcare GP, LLC - 0 shares
Cormorant Private Healthcare Fund II, LP – 0 shares
Cormorant Private Healthcare GP II, LLC – 0 shares
Cormorant Asset Management, LP - 0 shares
Bihua Chen - 0 shares

	(iv)	shared power to dispose or to direct the disposition of

Cormorant Global Healthcare Master Fund, LP – 845,576 shares
Cormorant Global Healthcare GP, LLC – 845,576 shares
Cormorant Private Healthcare Fund II, LP – 1,154,424 shares
Cormorant Private Healthcare GP II, LLC – 1,154,424 shares
Cormorant Asset Management, LP – 2,000,000 shares
Bihua Chen – 2,000,000 shares

*** Shares reported herein for Cormorant Asset Management, LP represent shares which are beneficially by Cormorant Global Healthcare Master Fund, LP (the “Master Fund”) and Cormorant Private Healthcare Fund II, LP (“Fund II”), as reported herein.  Cormorant Global Healthcare GP, LLC and Cormorant Private Healthcare GP II, LLC serve as the general partners of the Master Fund and Fund II, respectively. Cormorant Asset Management, LP serves as the investment manager to the Master Fund and Fund II.  Bihua Chen serves as the managing member of Cormorant Global Healthcare GP, LLC, Cormorant Private Healthcare GP II, LLC and the general partner of Cormorant Asset Management, LP.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

The percentages reported herein with respect to the Reporting Persons’ holdings are calculated based upon a statement in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, as filed with the Securities and Exchange Commission on August 11, 2022, that there were 25,601,495 shares of voting Common Stock outstanding as of June 30, 2022.

CUSIP NO.	12674W109

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on November 7, 2019.

CUSIP NO.	12674W109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

October 31, 2022

CORMORANT GLOBAL HEALTHCARE MASTER FUND, LP
By: Cormorant Global Healthcare GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT GLOBAL HEALTHCARE GP, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE FUND II, LP
By: Cormorant Global Healthcare GP II, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT PRIVATE HEALTHCARE GP II, LLC

By: /s/ Bihua Chen
Bihua Chen, Managing Member

CORMORANT ASSET MANAGEMENT, LP
By: Cormorant Asset Management GP, LLC
its General Partner

By: /s/ Bihua Chen
Bihua Chen, Managing Member

/s/ Bihua Chen
Bihua Chen